Conflict Minerals Report of Costco Wholesale Corporation
Reporting Year 2022

This Conflict Mineral Report (CMR) of Costco Wholesale Corporation (Costco or the Company) is made for calendar year 2022.

Costco initiated measures to exercise due diligence on the source and chain of custody of the tin, tantalum, tungsten and gold (3TG or conflict minerals) found in products it contracts to manufacture and that are necessary for the functionality or production of the products. The goal was to determine whether smelters and refiners within the Company’s supply chain sourced conflict minerals from the Democratic Republic of Congo and surrounding area (DRC or covered countries). The Company based its due diligence process on the Organization for Economic Cooperation and Development (OECD) guidelines and accompanying Supplements (OECD Framework)1. The OECD Framework identifies five due diligence steps:

    1: Establish Strong Company Management Systems
    2: Identify and Assess Risk in the Supply Chain
    3: Design and Implement a Strategy to Respond to Identified Risks
    4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the
Supply Chain
    5: Report on Supply Chain Due Diligence

Our implementation of the OECD Framework generally consisted of the following:

1.Establish Strong Company Management Systems

The Company identified product categories (which it refers to as departments) it believes are reasonably likely to contain conflict minerals. These included: health and beauty aids, office supplies, tires, hardware, automotive care, sporting goods, garden & patio, toys & seasonal, apparel, housewares, electronics, major appliances, domestics, jewelry/luggage/handbags, media/books/DVD/CDs, and furniture.

Adopt a Conflict Minerals Policy
The Company has adopted a Conflict Minerals Policy Statement (Policy). https://www.costco.com/wcsstore/CostcoUSBCCatalogAssetStore/Attachment/16w0604-sustainability-conflict-minerals-policy.pdf.

Established a System of Controls and Transparency over the Mineral Supply Chain
To provide better transparency within Costco’s supply chains and to help facilitate communication with international suppliers, Costco engaged a third-party information service provider, Source Intelligence (SI), to complement internal management processes.

Establish a Company-level Grievance Mechanism
Our Confidential Ethics Hotline can be utilized by members, suppliers and other interested parties to report (among other things) complaints or violations of the Conflict Minerals Policy. www.costco.ethicspoint.com.

2. Identify and Assess Risk in the Supply Chain

Costco is committed to tracing the origin of its necessary conflict minerals so that it avoids supporting armed conflict or human rights abuses in the covered countries. The Company’s scoping inquiry included nonfood products sold in the United States, Canada, Mexico, United Kingdom, Japan, Korea, Taiwan, China, Australia, Spain, Iceland, France, New Zealand, and Sweden. The Company sought to identify nonfood products that may possibly be the subject of “contract to manufacture” agreements or that the Company may possibly have “influenced the manufacturing.”

Identify the Smelters or Refiners (SORs) in the supply chain
Costco took steps to identify and verify SORs and the source of conflict minerals through a country of origin inquiry. See Specialized Disclosure Report (Form SD) for reporting year 2022 filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1).
1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing, Paris (2016). https://www.oecd.org/daf/inv/mne/OECD-Due-Diligence-Guidance-Minerals-Edition3.pdf.

After determining products to include in its due diligence efforts, the Company identified applicable suppliers from a list of the Company’s purchase orders for products it purchased and received during 2022. Costco implemented a process to engage those suppliers, including, but not limited to, facilitating the identification of upstream participants in the chain of custody. Costco engaged SI to identify conflict minerals processors in Costco’s supply chains and collect, store, and review information on 3TG sourcing practices. Communications were sent to the Company’s direct suppliers describing the compliance requirements and requesting conflict minerals information.

Suppliers were requested to use the Responsible Minerals Initiative’s (RMI) Conflict Minerals Reporting Template (CMRT), to identify 3TG SORs and associated countries of origin. SI advised suppliers that it tracks information on SORs and flags risks based on smelter or refiner sourcing practices. SI verified the SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the RMI Responsible Minerals Assurance Process (RMAP).

The Company reviewed the products of suppliers that listed SORs deemed to be higher risk.

3. Design and Implement a Strategy to Respond to Identified Risks
Due Diligence Strategy
For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals. Costco and SI relied upon the following internationally accepted audit standards: the RMAP; the London Bullion Market Association Good Delivery Program; and the Responsible Jewellery Council Chain-of-Custody Certification.

For SORs not certified by these internationally-recognized schemes, SI attempted to contact the SOR to gain more information about sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. Relevant information reviewed included: whether the SOR has a documented, effective and communicated conflict-free policy; an accounting system to support a mass balance of materials processed; and traceability documentation. Internet research was also performed by SI to find other sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made by SI to SORs to gather information on mine country of origin and sourcing practices.

SI also assigned red flags to SORs where there is evidence of sourcing from an RMI Level 2 country, meaning low to medium risk countries with known or plausible involvement in the smuggling, export or transit of minerals out of conflict affected regions; or from an RMI Level 3 country, meaning high-risk countries outlined in Section 1502 of the Dodd-Frank Act as those affected or bordering conflict-affected regions: currently defined as the Democratic Republic of Congo (DRC) and its nine adjoining countries (Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, Zambia).

The Company used its membership in RMI to assess risks in the supply chain. Costco attends RMI’s periodic plenary conference calls to discuss emerging issues and best practices on responsible mineral sourcing and to work on addressing shared challenges. Additionally, the RMI provides a range of tools and resources, including the RMAP, the Conflict Minerals Reporting Template, Reasonable Country of Origin Inquiry data and a range of guidance documents on conflict mineral sourcing. See www.responsiblemineralsinitiative.org/.

SI is an official vendor member of the RMI, to further facilitate the exchange of supply chain data and technical information. This membership provides access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

Due Diligence Summary
The results of the information provided by our suppliers and SI’s research revealed that: (1) there were 41 certified conflict-free SORs with indications of sourcing from an RMI Level 2 country; and (2) 43 certified conflict-free SORs with indications of sourcing from an RMI Level 3 country.

In addition, the research identified five non-certified SORs with evidence of sourcing from an RMI Level 3 country, and two of those five with evidence of sourcing from an RMI Level 2 country, as shown in the table below:

The final conflict minerals findings were reported to Executive leadership on April 18, 2023.

Steps to Be Taken
The Company expects to take the following steps in 2023 to seek to lessen the risk that its in-scope suppliers’ 3TG may benefit armed groups in the DRC region:

1.Address non-certified smelters to move them toward certification or eliminate them from the supply chain;
2.Continue to educate our buyers on the importance of our Conflict Minerals Policy;
3.Continue to engage with and promote industry-based efforts to educate suppliers on the Conflict Minerals Rule, including supporting the work of the RMI and SI;
4.Continue to enforce risk management procedures that, in particular, address supplier non-responsiveness and non-compliance; and
5.Encourage our suppliers to provide the product level information for 2023 through ongoing outreach with suppliers and buyer education.

4. Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

For Costco’s due diligence, we used information we gathered along with information made available by the RMAP, RMI, LBMA, SI, and RJC. Costco does not directly do business with any smelters or refiners of 3TG. We must rely upon our suppliers to provide accurate, information about 3TG in our supply chain. In most instances, we are several tiers removed from the smelters and refiners of 3TG used in our consumer products. Costco intends to conduct the audit required by Rule 13p-1 when required.

5. Report on Supply Chain Due Diligence

The Form SD and CMR are publicly available at https://investor.costco.com and meet the OECD recommendation to report annually on supply chain due diligence.